UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity:

BMW VEHICLE LEASE TRUST 2009-1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor:

BMW AUTO LEASING LLC
(Exact name of depositor as specified in its charter)

BMW FINANCIAL SERVICES NA, LLC
(Exact name of sponsor as specified in its charter)

BMW Financial Services NA, LLC
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677
201-307-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BMW VEHICLE LEASE TRUST 2009-1:  ASSET-BACKED NOTES
 (Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 X ☒

Approximate number of holders of record as of the certification or notice date:   106

Pursuant to the requirements of the Securities Exchange Act of 1934 BMW Vehicle Lease Trust 2009-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 28 , 2010

BMW VEHICLE LEASE TRUST 2009-1
(Issuing Entity)
By: BMW Financial Services NA, LLC, solely as servicer
By: /s/ Martin Stremplat Name: Martin Stremplat
Title: Vice President-Finance & CFO
By: /s/ Joachim Herr
Name: Joachim Herr
Title: Treasurer